

November 5, 2010

Ms. Pamela Thompson
Chief Financial Officer
Consolidation Services, Inc.
2300 West Sahara Drive
Las Vegas, NV 89102

> **Re:** **Consolidation Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarter Ended June 30, 2010**
> **File No. 333-142105**

Dear Ms. Thompson:

　　We have reviewed your response letter dated October 20, 2010 and have the following comments.

Form 10-Q for the quarterly period ended June 30, 2010

Note 8 – Acquisitions, page 13

1.　We note your response to our prior comment one regarding the factors you considered in determining the transaction was an asset acquisition as opposed to an acquisition of a business. In reaching your conclusion that the transaction was appropriately accounted for as an asset acquisition it is not apparent that you addressed a number of factors. In this regard, please provide us the following additional information.

  • 　Please provide a comprehensive analysis of the inputs, processes and outputs referred to in FASB ASC 805-10-55. Your analysis appears to focus on the assets acquired that were *not* proved developed producing reserves however we note the purchase price allocation disclosure identified 40% of the oil and gas properties acquired were proved developed producing reserves. Your Form 8-K reporting the transaction clearly discloses that the acquisition provides you with increased acres available for future drilling, as well as already drilled operating wells. Further, we note there appears to be no interruption in the management of the assets acquired and your ability to produce outputs given the Managing Member of each of the Funds from whom the assets were acquired was Leland Kentucky Holdings, Inc., a wholly-owned subsidiary of Leland Energy, Inc. ("Leland"). The President of Leland is Stephen M. Thompson who was appointed to your Board of Directors on April 2, 2010 and elected Chairman of the Board and Chief Executive Officer of the Company on April 7, 2010.

- You state that you determined the asset acquisition was not a business combination for reporting purposes by referring to Rule 11-01 of Regulation S-X. You explained your basis from the fact that you did not employ any employees of the sellers, you did not employ the sales force or trade names from the sellers and you retained your office in Las Vegas whereas the sellers continued operating their businesses from Beverly Hills. Please address the following other factors referred to in Rule 11-01 of Regulation S-X: whether the nature of the revenue-producing activity will remain generally the same as before the transaction; and whether the physical facilities, market distribution system, customer base, operating rights, and production techniques remain with the component after the transaction.

2. Since you determined that you treated the transaction as an asset acquisition rather than a business combination, explain to us your GAAP basis in presenting pro forma financial information in connection with the transaction in Note 8.

3. We note your response to prior comments one, two and three regarding the control of the entities prior to the transaction and the control of the company subsequent to the transaction. You state there was no change in control after the transaction because Johnny Thomas and John Francis still retained their positions as the single largest shareholders of the company. Please explain to us in detail how they have retained their controlling interest by retaining their positions in light of the significant number of common shares issued for the transaction. Further, please tell us what consideration was given to the fact that Johnny Thomas and John Francis resigned from the Board of Directors and Mr. Thompson was appointed Chairman of the Board and Chief Executive Officer along with other new directors and new senior management.

4. We reviewed your response to our prior comment one regarding your consideration of the market value of your common stock in valuing the transaction. While we acknowledge your assessment that the fair value of your common shares may not have necessarily been equal to the publicly traded market prices, please advise us how you determined the quoted market price was a reliable measurement for stock issued for services during the same time frame that you determined it was not a reliable measurement of the value of the assets acquired. Tell us why you did not consider recent prices from actual sales of your common stock to be relevant. We are continuing to review the Summary Reserve Report and Equipment Summary Appraisal Report. We may have further comment.

You may contact Donna Di Silvio, Staff Accountant at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551- 3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief